Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit of US$52.6 million for Q3 Fiscal Year 2017 and US$194.0 million for the nine months ended 31 December 2016

James Hardie today announced results for the third quarter of fiscal year 2017 and the nine months ended 31 December 2016:

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Group Adjusted net operating profit of US$52.6 million for the quarter and US$194.0 million for the nine months, a decrease of 6% for the quarter and an increase of 5% for the nine months, compared to the prior corresponding periods (“pcp”);

●	Group Adjusted EBIT of US$73.5 million for the quarter and US$277.2 million for the nine months, a decrease of 10% for the quarter and an increase of 4% for the nine months, compared to pcp;

●	Group net sales of US$453.8 million for the quarter and US$1,427.3 million for the nine months, an increase of 10% for both the quarter and nine months, compared to pcp;

●	North America Fiber Cement Segment volume for the quarter and nine months increased 10% and 13%, respectively, compared to pcp;

●	North America Fiber Cement Segment net sales of US$350.9 million for the quarter and US$1,105.7 million for the nine months, an increase of 10% and 12%, respectively, compared to pcp;

●	North America Fiber Cement Segment EBIT margin of 21.5% for the quarter and 24.2% for the nine months; and

●	International Fiber Cement Segment EBIT margin of 22.0% for the quarter and 23.1% for the nine months;

CEO Commentary

James Hardie CEO Louis Gries said, “Our North America Fiber Cement segment for the quarter and nine month period, delivered an increase in net sales of 10% and 12%, respectively, driven by higher volumes. The volume performance was offset by manufacturing inefficiencies and start-up costs associated with increasing our network capacity. Additionally, we continued to invest in organization costs and market development programs to better position us for future growth. The combination of below target manufacturing performance and continuing our commitment to investing in the organization resulted in EBIT for the quarter decreasing 11% and EBIT for the nine month period being flat.”

He added, “Within our International Fiber Cement business, net sales increased 7% for the third quarter and 6% for the nine month period. Furthermore, for the quarter, EBIT increased 35%, while EBIT margin increased 4.6 points, driven primarily by the non-recurrence of Carole Park related start-up costs for our Australian business, reported in the prior corresponding period.”

Mr. Gries concluded, “Our group results for the nine months reflected strong top line growth and strong cash generation, yet weaker than anticipated bottom line growth when compared to the prior corresponding period.”

Outlook

The Company expects to see steady growth in the US housing market in fiscal year 2017, assuming new construction starts between approximately 1.2 and 1.3 million. We expect net volume growth for the North America Fiber Cement segment to likely outpace overall market growth by mid-to-high single digits.

We expect our North America Fiber Cement segment EBIT margin to be in our stated target range of 20% to 25% for fiscal year 2017. This expectation is based upon the Company continuing to deliver operating performance in its plants consistent with recent quarters, and stable exchange rates and input cost trends.

Net sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia. Similarly, the New Zealand business is expected to deliver improved results supported by a growth in residential markets in the North Island.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2017 is between US$252 million and US$269 million. Management expects full year Adjusted net operating profit to be between US$245 million and US$255 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts, input prices remain consistent and an average USD/AUD exchange rate that is at, or near current levels for the remainder of the year. Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile.

The comparable Adjusted net operating profit for fiscal year 2016 was US$242.9 million. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the third quarter and nine months ended 31 December 2016 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement; (ii) International Fiber Cement; (iii) Other Businesses; and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment; and (ii) business development, including some non-fiber cement operations, such as our Windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has revised its historical segment information at 31 March 2016 and for the third quarter and nine months ended 31 December 2015 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 14 of our condensed consolidated financial statements for further information on our segments.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter and nine months ended 31 December 2016.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this press release. See the sections titled “Definition and Other Terms” included in the Company’s Management’s Analysis of Results for third quarter and nine months ended 31 December 2016.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2016; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

END

Media/Analyst Enquiries:

Laura Vize

Manager, Investor Relations & Corporate Communications

Telephone:	+61 2 8845 3353

Email:	media@jameshardie.com.au